Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirty-fifth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The thirty-fifth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 28, 2021 in Beijing, Hong Kong and San Francisco simultaneously by means of video conference. The directors were notified of the Meeting by way of a written notice dated April 14, 2021. Out of the Company’s nine directors, eight directors attended the Meeting. Wang Bin, chairman and executive director of the Company, Su Hengxuan, executive director of the Company, Yuan Changqing and Wang Junhui, non-executive directors of the Company, and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company, attended the Meeting. Li Mingguang, executive director of the Company, was on leave for business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Wang Bin, chairman of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on Nominating Mr. Liu Yuejin as the Assitant to the President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Liu Yuejin is subject to the approval of the China Banking and Insurance Regulatory Commission. For the biography of Mr. Liu Yuejin, please see the annex of this announcement.

Voting result: 9 for, 0 against, with no abstention

2.	Proposal on Nominating Ms. Zhang Di as the Chief Invesment Officer of the Company

The independent directors gave their independent opinions and agreed on the proposal. For the biography of Ms. Zhang Di, please see the annex of this announcement.

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on the First Quarter Report of the Company for the Year of 2021

The independent directors gave their independent opinions and agreed on the proposal on changes in accounting estimates for the first quarter of the year of 2021. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for details of the changes in accounting estimates for the first quarter of the year of 2021.

Voting result: 9 for, 0 against, with no abstention

4.	Proposal on the Appointment of the Auditor for the Year of 2021

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the Annual General Meeting for approval. For detailed information, please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement.

Voting result: 9 for, 0 against, with no abstention

5.	Proposal on the General Authorization of the Issuance of H Shares by the Company

The Board agreed to submit this proposal to the Annual General Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

6.	Proposal on Increasing the Authorized Size of Market-oriented Entrusted Investment in RMB by Companies for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

7.	Proposal on the Solvency Report (C-ROSS) of the Company for the First Quarter of the Year of 2021

Voting result: 9 for, 0 against, with no abstention

For detailed information, please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement.

8.	Proposal on the Corporate Governance Report of the Company for the Year of 2020

Voting result: 9 for, 0 against, with no abstention

9.	Proposal on the Actuary Report of the Company for the Year of 2020

Voting result: 9 for, 0 against, with no abstention

10.	Proposal on Nominating the Candidate for the Directors of China Life Pension Company Limited

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

April 28, 2021

Commission File Number 001-31914

Annex

Biography of Mr. Liu Yuejin

Mr. Liu Yuejin, born in April 1967, is the General Manager of the Company’s Guangdong Branch. He served as the General Manager of the Company’s Chongqing Branch from 2017 to 2020. From 2016 to 2017, he served as the main responsible person, the Deputy General Manager (in charge of work) and the General Manager of the Company’s Guizhou Branch. From 2010 to 2016, he served as the assistant to the General Manager and the Deputy General Manager of the Company’s Guizhou Branch and the Deputy General Manager of the Company’s Shanxi Branch. Mr. Liu graduated from Shanxi College of Finance and Economics with a bachelor of economics degree, majoring in planning and statistics.

Biography of Ms. Zhandg Di

Ms. Zhang Di, born in January 1968, is the General Manager of the Company’s Investment Management Center. From 2010 to 2020, she served as the assistant to the General Manager, the Deputy General Manager, the Deputy General Manager (in charge of work) and the General Manager of the Company’s Investment Management Center. Ms. Zhang graduated from Beijing Jiaotong University with a bachelor of engineering degree, majoring in transportation management and engineering.

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